The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 12, 2007

PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)

(To Prospectus dated April 12, 2007)	Registration No. 333-142058

$350,000,000

THE VALSPAR CORPORATION

$                 % Senior Notes due 2012

$                 % Senior Notes due 2017

The notes due 2012 will mature on          , 2012 and the notes due 2017 will mature on          , 2017. The notes due 2012 will bear interest at the rate of     % per year and the notes due 2017 will bear interest at the rate of     % per year. Interest on each series of notes is payable on          and           of each year, beginning on          , 2007. We may redeem either series of notes in whole or in part at any time at the applicable redemption prices set forth under “Description of the Notes — Optional Redemption.” If we experience a change of control repurchase event, we may be required to offer to purchase the notes from holders.

The notes will rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time.

Investing in the notes involves risks that are described under ‘‘Risk Factors” beginning on page 5.

	Per Note		Per Note
	due 2012	Total	due 2017	Total

Public offering price(1)
Underwriting discount
Proceeds, before expenses, to Valspar

(1)	Plus accrued interest, if any, from , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or any of the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about          , 2007.

Joint Book-Running Managers

Barclays Capital	Wachovia Securities

The date of this prospectus supplement is          , 2007.

You should rely on the information contained in this prospectus supplement and the accompanying prospectus to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information in this prospectus supplement and the accompanying prospectus may only be accurate on the date of this prospectus supplement.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part is the prospectus dated April 12, 2007, which is part of our Registration Statement on Form S-3.

This prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time after the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters or any of them, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this prospectus supplement and the accompanying prospectus, unless otherwise stated, references to “Valspar,” “the Company,” “we,” “us” and “our” refer to The Valspar Corporation and its subsidiaries.

S-iii

FORWARD-LOOKING STATEMENTS

Some statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements in this prospectus supplement, the accompanying prospectus and documents incorporated by reference that are not of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect(s),” “plan(s),” “anticipate(s),” “intend(s),” “believe(s),” “estimate(s),” “predict(s),” “seek(s),” “potential,” or “continue(s)” or the negative of those terms or other comparable terminology. These forward-looking statements are based on management’s expectations and beliefs concerning future events and are necessarily subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, dependence of internal earnings growth on economic conditions and growth in the domestic and international coatings industry; risks related to any future acquisitions, including risks of adverse changes in the results of acquired businesses and the assumption of unforeseen liabilities, risks of disruptions in business resulting from the integration process and higher interest costs resulting from further borrowing for any such acquisitions; our reliance on the efforts of vendors, government agencies, utilities and other third parties to achieve adequate compliance and avoid disruption of our business; risks of disruptions in business resulting from our relationships with customers and suppliers; unusual weather conditions adversely affecting sales; changes in raw materials pricing and availability; delays in passing along cost increases to customers; changes in governmental regulation, including more stringent environmental, health and safety regulations; the nature, cost and outcome of pending and future litigation and other legal proceedings; the outbreak of war and other significant national and international events; and other risks and uncertainties, including those discussed in this prospectus supplement under the caption “Risk Factors.”

We do not, nor does any other person, assume responsibility for the accuracy and completeness of these statements. We disclaim any intention or obligation to publicly update or revise any of the forward-looking statements after the date of this prospectus supplement to conform them to actual results, whether as a result of new information, future events, or otherwise. All of the forward-looking statements contained in this prospectus supplement, the accompanying prospectus and documents incorporated by reference herein are qualified in their entirety by reference to the factors discussed under the captions “Risk Factors” in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Form 10-K (incorporated by reference in the accompanying prospectus) and similar sections in our future filings that may be incorporated by reference in the accompanying prospectus.

The above list of uncertainties and other risk factors that may affect results addressed in the forward-looking statements may not be exhaustive. Other sections of this prospectus supplement, the accompanying prospectus and documents incorporated by reference may describe additional uncertainties or risk factors that could adversely impact our business and financial performance. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict these new risk factors, nor can it assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about Valspar and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase notes. We encourage you to read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated by reference before deciding whether to purchase notes.

The Valspar Corporation

The Valspar Corporation is a leading global coatings and paints manufacturer and distributor, based on revenues and trade publication rankings. We manufacture and distribute a broad portfolio of coatings, paints and related products. We operate our business in two reportable segments: Coatings and Paints. Our net sales in 2006 from our Coatings and Paints segments were $1,683.5 million and $985.7 million, respectively. Our total net sales in 2006 were $2,978.1 million.

Our Coatings segment includes a broad range of decorative and protective coatings for metal, wood, plastic and glass, primarily for sale to OEM customers. Products within our Coatings segment include fillers, primers, varnishes, inks, sprays, stains and other coatings used by customers in a wide range of manufacturing industries, including building products, appliances, automotive parts, furniture, transportation, agricultural and construction equipment, metal packaging and metal fabrication. We utilize a wide variety of coatings technologies to meet our customers’ coatings requirements, including electrodeposition, powder, solvent-borne, water-borne and UV light-cured coatings. This segment includes our packaging product line and our three industrial product lines: general industrial, coil and wood.

Our packaging product line includes coatings for the interior and exterior of metal packaging containers, principally food containers and beverage cans. We also produce coatings for aerosol and paint cans, bottle crowns for glass, plastic packaging and bottle closures. We believe we are the world’s largest supplier of metal packaging coatings. Consolidation and globalization of our customers has been apparent in this product line, and we have responded by offering a wide variety of packaging coatings products throughout the world.

Our general industrial product line offers customers in a wide variety of industries with a single source for powder, liquid and electrodeposition coatings technologies. We have expanded our infrastructure to support our customers in Europe, Latin America and Asia with general industrial products. We recently opened a new powder coatings facility in Shanghai, China, and acquired an existing powder coatings facility in Birmingham England.

Our coil coatings are applied to metal coils that are used to manufacture appliances, pre-engineered buildings and building components and other metal building and architectural products. We believe we are the largest supplier of coil coatings in North America. With our broad technology portfolio, we are poised for growth in Asia and South America. Our recent joint venture with Tekno S.A. in Brazil strengthens our position in South America.

Our wood product line within the Coatings segment includes decorative and protective coatings for wood furniture, building products, cabinets and floors. Following the acquisition of an 80% interest in Huarun Paints in 2006, we believe we became the world’s largest supplier of wood coatings. Portions of the wood furniture industry have moved to Asia, and we have color design, manufacturing and technical service capabilities in the region to support this business.

Our architectural product line comprises the largest part of our Paints segment. We offer a broad portfolio of interior and exterior paints, stains, primers, varnishes, high performance floor paints and specialty decorative products. We sell these products primarily into the do-it-yourself market through home centers, mass merchants, hardware wholesalers and independent dealers. We develop customized merchandising and marketing support programs for our architectural paints customers, enabling them to differentiate their paint departments through point-of-purchase materials, labeling and product and color selection assistance. We offer our own branded products and exclusive private label brands for customers. At key customers such as Lowe’s, we also offer additional marketing and customer support by providing Valspar personnel to train paint department employees and to answer coatings questions in stores. In 2007, we are beginning a major initiative to build consumer awareness of the Valspar paint brand through advertising and marketing.

Within the Paints segment, we also offer automotive refinish paints that are sold through automotive refinish distributors and body shops and aerosol spray paints that are sold through automotive distributors and automotive supply retailers. Our Valspar Refinish, De Beer and House of Kolor brands are offered in many countries around the world.

In addition to the main product lines within our two segments, we make and sell specialty polymers, colorants and gelcoats, and we sell furniture protection plans. The specialty polymers and colorants are manufactured for internal use and for external sale to other coatings and building products manufacturers. We believe our ability to develop proprietary polymers for use in our coatings and paints (especially our architectural paints) provides us with advantages over competitors who do not produce these products themselves. Our gelcoats and related products are sold to boat manufacturers, shower and tub manufacturers and others.

The Valspar Corporation is a Delaware corporation and was founded in 1806. Our principal executive offices are located at 1101 Third Street South, Minneapolis, Minnesota 55415, and our telephone number at that address is 612-332-7371. Our corporate website address is www.valsparglobal.com. The information on our website is not part of this prospectus supplement.

Recent Developments

Non-Cash EPS Adjustment for Huarun Minority Interest.  On March 7, 2007, we announced that we had made a non-cash adjustment in earnings per share available to common shareholders for the first quarter ended January 26, 2007. The adjustment related to our July 26, 2006 acquisition of an 80 percent interest in Huarun Paints Holdings Company Limited (“Huarun Paints”) for approximately $290 million. Most of the remaining shares of Huarun Paints are subject to put/call rights that permit us to acquire full ownership of those shares within the next five years.

After our first quarter earnings release, and in consultation with our auditors, we determined that current accounting guidance for this type of put/call instrument requires earnings per share available to common shareholders to be presented at $0.18 per diluted share for the first quarter of 2007. This non-cash adjustment of $0.05 per diluted share had no impact on first quarter net income or the first quarter balance sheet. All non-cash adjustments for redemption of the subject minority shares will be reversed in the quarter in which the puts or calls are exercised and will result in an increase in earnings per share at that time.

Accelerated Share Repurchase Agreement.  On April 10, 2007, we announced that we had entered into an accelerated share repurchase agreement with Goldman, Sachs & Co. (“Goldman”) for the repurchase of two million shares of our common stock. Under the terms of the accelerated share repurchase agreement, Goldman will deliver the full number of shares to be repurchased on or before April 13, 2007. Goldman will borrow the shares and, over a period not to exceed four months, will repurchase shares in the open market to cover its position with the share lenders. Upon completion, the accelerated share repurchase is subject to a price adjustment. At that time, we may receive, or be required to pay, a price adjustment based on an adjusted volume-weighted average price. We may elect to settle the price adjustment in shares or in cash.

The Offering

Issuer	The Valspar Corporation

Securities Offered	$ aggregate principal amount of % Senior Notes due 2012

$ aggregate principal amount of % Senior Notes due 2017

Maturity	The notes due 2012 will mature on , 2012 and the notes due 2017 will mature on , 2017.

Interest Payment Dates	Interest on the notes will accrue from , 2007 and will be payable on and of each year, beginning , 2007.

Ranking	The notes are our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated debt outstanding from time to time. Holders of the notes will generally have a position junior to the claims of the creditors, including trade creditors, of our subsidiaries. Also, the notes will be effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness. As of January 26, 2007, without giving effect to the issuance of the notes and the use of the net proceeds of the notes:

• we had approximately $1,025 million of outstanding indebtedness on a consolidated basis;

• our subsidiaries had an aggregate of approximately $34.8 million of outstanding indebtedness; and

• we had no secured indebtedness.

Use of Proceeds	We intend to use the net proceeds and available cash to repay all $350,000,000 of our 6% Senior Notes due 2007.

Optional Redemption	We may redeem the notes prior to maturity at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of:

• 100% of the principal amount of the notes being redeemed; and

• the Make-Whole Amount (as defined in “Description of the Notes — Optional Redemption”);

plus, in each case, accrued interest to, but not including, the redemption date.

Repurchase at the Option of Holders Upon a Change of Control	If we experience a “change of control repurchase event” (which is defined in this prospectus supplement and involves a change in control and related rating of the notes below investment grade), we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest.

Covenants	The indenture relating to the notes will contain certain covenants for your benefit. These covenants will restrict our ability to:

• incur debt secured by liens; or

• engage in certain sale-leaseback transactions.

These covenants will be, however, subject to significant exceptions. In addition, neither the indenture nor the notes will limit the amount of indebtedness that we may incur or the amount of assets that we may distribute or invest. We will also be subject to a covenant concerning consolidations, mergers and transfers of substantially all of our property and assets. See “Description of the Notes — Covenants.”

Further Issues	We may from time to time, without notice to or the consent of the holders of the notes of either series, create and issue additional debt securities having the same terms as and ranking equally and ratably with the notes of a series in all respects, as described under “Description of the Notes — Further Issues.”

Book-Entry	The notes of each series will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee; and these interests may not be exchanged for certificated notes except in limited circumstances. See “Description of the Notes — Book- Entry; Delivery and Form; Global Notes.”

Risk Factors	Investing in the notes involves risks. See “Risk Factors” for a description of certain risks you should particularly consider before investing in the notes.

Trustee	The Bank of New York Trust Company, N.A.

Summary Financial Information

The following tables set forth our summary consolidated financial information. The summary operating results data for fiscal years 2006, 2005 and 2004 and the summary financial position data as of October 27, 2006 and October 28, 2005 are derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The summary operating results data for fiscal years 2003 and 2002 and the summary financial position data as of October 29, 2004, October 29, 2003 and October 25, 2002 are derived from our audited consolidated financial statements for the years indicated and are not included or incorporated by reference in this prospectus supplement. We have a 4-4-5 week accounting cycle with the fiscal year ending on the Friday on or immediately preceding October 31. Fiscal years 2006, 2005, 2004 and 2002 each included 52 weeks. Fiscal year 2003 included 53 weeks. The selected financial data for the quarters ended January 26, 2007 and January 27, 2006 are derived from our unaudited consolidated financial statements for the respective periods. In the opinion of our management, the unaudited financial statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results of operations and financial position of our company as of the date of and for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future.

The summary consolidated financial information should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included in our Annual Report on Form 10-K for the year ended October 27, 2006, and our Quarterly Report on Form 10-Q for the quarter ended January 26, 2007, which we have filed with the SEC and are incorporated by reference in this prospectus supplement.

	Quarter Ended		Fiscal Year Ended
	January 26,	January 27,	October 27,	October 28,	October 29,	October 31,	October 25,
	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)
	(In thousands)

Operating Results:
Net Sales	$694,523	$629,765	$2,978,062	$2,713,950	$2,440,692	$2,247,926	$2,126,853
Costs and Expenses:
Cost of Sales	495,439	449,289	2,072,157	1,928,352	1,697,176	1,542,144	1,430,184
Operating Expenses	147,865	133,939	598,468	514,735	473,719	478,279	447,064

Income from Operations	51,219	46,537	307,437	270,863	269,797	227,503	249,605
Other (Income) Expense — Net	2,426	809	3,799	621	(139)	186	2,346
Interest Expense	14,691	10,780	46,206	44,522	41,399	45,843	48,711

Income before Income Taxes	34,102	34,948	257,432	225,720	228,537	181,474	198,548

Net Income	$23,598	$22,541	$175,252	$147,618	$142,836	$112,514	$120,121

Financial Position (at end of period):
Total Assets	$3,287,906	$2,699,164	$3,191,535	$2,732,383	$2,634,258	$2,496,524	$2,419,552
Working Capital	(388,970)	262,516	(228,560)	239,573	84,104	207,768	203,057
Property, Plant and Equipment, Net	474,333	419,207	459,605	427,822	428,431	414,219	402,475
Long-Term Debt, Excluding Current Portion	267,053	699,783	350,267	706,415	549,073	749,199	885,819
Stockholders’ Equity	1,285,949	1,081,401	1,240,063	1,061,092	1,000,363	869,317	737,253
Other Statistics:
Property, Plant and Equipment Expenditures	$12,377	$9,558	$75,417	$62,731	$61,375	$51,042	$44,698
Depreciation and Amortization Expense	16,653	16,773	68,716	68,395	60,537	55,622	51,143
Research and Development Expense	21,797	19,448	82,608	79,286	75,880	69,667	65,924

RISK FACTORS

You should carefully consider the following risk factors and the information under the heading “Risk Factors” in our annual report on Form 10-K for the year ended October 27, 2006 which is incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision. The following is not intended as, and should not be construed as, an exhaustive list of relevant risk factors. There may be other risks that a prospective investor should consider that are relevant to its own particular circumstances or generally.

Risks Related to Our Business

Fluctuations in the supply and prices of raw materials could negatively impact our financial results.

We purchase the raw and intermediate materials needed to manufacture our products from a number of suppliers. The majority of our raw materials are petroleum-based derivatives and minerals and metals. Under normal market conditions, these materials are generally available on the open market. From time to time, however, the prices and availability of these raw materials may fluctuate significantly, which could impair our ability to procure necessary materials, or increase the cost of manufacturing our products. During the past 2-3 years, raw material costs have increased significantly, reducing our profit margins. If raw material costs continue to increase, and we are unable to pass along, or are delayed in passing along, those increases to our customers, we will experience further reductions to our profit margins.

Many of our customers are in cyclical industries, which may affect the demand for our products.

Many of our customers, especially for our industrial products, are in businesses and industries that are cyclical in nature and sensitive to changes in general economic conditions. As a result, the demand for our products by these customers depends, in part, upon general economic conditions. Downward economic cycles affecting the industries of our customers will reduce sales of our products. If general economic conditions deteriorate, we may suffer reductions in our sales and profitability.

The industries in which we operate are highly competitive and some of our competitors may be larger and may have greater financial resources than we do.

All aspects of the coatings and paints business are highly competitive. We face strong competitors in all areas of our business. Any increase in competition may cause us to lose market share or compel us to reduce prices to remain competitive, which could result in reduced margins for our products. Competitive pressures may not only impair our margins but may also impact our revenues and our growth. A number of our competitors are larger than us and may have greater financial resources than we do. Increased competition with these companies could curtail price increases or could require price reductions or increased spending on marketing and sales, any of which could adversely affect our results of operations.

Industry sources estimate that the top ten largest coatings manufacturers represent more than half of the world’s coatings sales. Our larger competitors may have more resources to finance acquisitions or internal growth in this competitive environment. Also, we buy our raw materials from large suppliers, primarily chemical companies. In many of our product lines, we then sell our finished goods to large customers, such as do-it-yourself home centers, large equipment manufacturers and can makers. Our larger competitors may have more resources or capabilities to conduct business with these large suppliers and large customers. Finally, many of our larger competitors operate businesses other than paints and coatings. These competitors may be better able to compete during industry downturns.

We have a significant amount of indebtedness.

Our total debt, including notes payable, was $1,025 million at January 26, 2007. Our level of indebtedness may have important consequences. For example, it:

•	may require us to dedicate a material portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions or other general corporate purposes;

•	could make us less attractive to prospective or existing customers or less attractive to potential acquisition targets or acquirors; and

•	may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to a competitor that may have lower indebtedness.

Our strategy of growth through mergers and acquisitions may not be successful.

Mergers and acquisitions have historically contributed significantly to the growth of our company. As part of our growth strategy, we intend to continue pursuing acquisitions of complementary businesses or products and joint ventures. If we are successful in completing such acquisitions, we may experience:

•	difficulties in assimilating acquired companies and products into our existing business;

•	delays in realizing the benefits from the acquired companies or products;

•	diversion of our management’s time and attention from other business concerns;

•	lack of or limited prior experience in any new markets we may enter;

•	unforeseen claims and liabilities, including unexpected environmental exposures or product liability;

•	unforeseen adjustments, charges and write-offs;

•	problems enforcing the indemnification obligations of sellers of businesses or joint venture partners for claims and liabilities;

•	unexpected losses of customers of, or suppliers to, the acquired business;

•	difficulty in conforming the acquired business’ standards, processes, procedures and controls with our operations;

•	variability in financial information arising from the implementation of purchase price accounting;

•	difficulties in retaining key employees of the acquired businesses; and

•	challenges arising from the increased scope, geographic diversity and complexity of our operations.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses or the cost of acquired assets. Any of these factors may make it more difficult to repay our debt. We can give no assurance that we will continue to be able to identify, acquire and integrate successful strategic acquisitions in the future or be able to implement successfully our operating and growth strategies within our existing markets or with respect to any future product or geographic diversification efforts.

We derive a substantial portion of our revenues from foreign markets, which subjects us to additional business risks.

We conduct a substantial portion of our business outside of the United States. We and our joint ventures currently have 20 production facilities, research and development facilities, and administrative and sales offices located outside the United States, including facilities and offices located in Canada, Mexico, the United Kingdom, France, Germany, Ireland, The Netherlands, Switzerland, Australia, China, Malaysia, South Africa, Singapore

and Brazil. In 2006, revenues from products sold outside the United States accounted for approximately 30% of our net sales.

We expect sales from international markets to continue to represent a significant portion of our net sales and the net sales of our joint ventures. Accordingly, our business is subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent in international operations include the following:

•	agreements may be difficult to enforce and receivables difficult to collect;

•	foreign customers may have longer payment cycles;

•	foreign countries may impose additional withholding taxes or otherwise tax our foreign income, or adopt other restrictions on foreign trade or investment, including currency exchange controls;

•	foreign operations may experience staffing difficulties and labor disputes;

•	transportation and other shipping costs may increase;

•	foreign governments may nationalize private enterprises;

•	unexpected adverse changes in export duties, quotas and tariffs and difficulties in obtaining export licenses;

•	intellectual property rights may be more difficult to enforce;

•	fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services we provide in international markets where payment for our products and services is made in the local currency;

•	general economic conditions in the countries in which we operate could have an adverse effect on our earnings from operations in those countries;

•	our business and profitability in a particular country could be affected by political or economic repercussions on a domestic, country specific or global level from terrorist activities and the response to such activities;

•	unexpected adverse changes in foreign laws or regulatory requirements may occur; and

•	compliance with a variety of foreign laws and regulations may be burdensome.

We have certain key customers.

Our relationships with certain key customers are important to us. From 2004 through 2006, sales to our largest customer, Lowe’s Companies, Inc., have ranged from 16.7% to 17.6% of our total net sales. In 2006, our ten largest customers accounted for approximately 35% of our total net sales. Although we sell various types of products through various channels of distribution, we believe that the loss of a substantial portion of our sales to Lowe’s Companies, Inc. could have a material adverse impact on us.

Environmental laws and regulations could subject us to significant future liabilities.

We are subject to numerous environmental laws and regulations that impose various environmental controls on us, including among other things, the discharge of pollutants into the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous wastes, the investigation and remediation of soil and groundwater affected by hazardous substances, or otherwise relating to environmental protection and various health and safety matters. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous wastes. These laws and regulations also impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances and violations of these laws and regulations can also result in fines and penalties. We are currently undertaking remedial activities at a number of our facilities and properties, and have received notices under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, or analogous state laws of liability or potential liability in connection with the disposal of material from our operations or former operations.

Risks Related to the Notes

The notes are effectively junior to the existing and future liabilities of our subsidiaries.

The notes are our unsecured obligations and will rank equally in right of payment with all of our other existing and future unsecured, unsubordinated obligations. The notes are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets.

Our subsidiaries are separate and distinct legal entities from us. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of its subsidiaries and any indebtedness of its subsidiaries senior to that held by us. As of January 26, 2007, we had approximately $1,025 million of indebtedness on a consolidated basis, none of which was secured, and our subsidiaries had approximately $34.8 million of indebtedness.

Our credit ratings may not reflect all risks of your investments in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

If an active trading market does not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.

The notes are a new issue of securities for which there currently is no established trading market. We do not intend to list the notes on a national securities exchange. While the underwriters of the notes have advised us that they intend to make a market in the notes, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

•	that a market for the notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.

We may not be able to repurchase the notes upon a change of control and a related change in the rating of the notes to below investment grade.

Upon the occurrence of specific kinds of change of control events and a related change in the rating of the notes to below investment grade, each holder of notes will have the right to require us to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. If we experience a change of control, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the notes. Our failure to purchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of the Notes — Repurchase at the Option of Holders Upon a Change of Control.”

USE OF PROCEEDS

The net proceeds to us from the sale of the notes will be approximately $      (after underwriting discounts and commissions and our offering expenses). We intend to use the net proceeds and available cash to repay all $350,000,000 of our 6% Senior Notes, which will become due May 1, 2007.

CAPITALIZATION

The following table sets forth, as of January 26, 2007, our consolidated short-term debt, total long-term debt, mandatorily redeemable stock, and stockholders’ equity on an actual basis and as adjusted to give effect to the sale of the notes and the application of the net proceeds to repay the 6% Senior Notes due 2007. You should read this table in conjunction with our consolidated financial statements and the notes thereto which are incorporated by reference.

	At January 26, 2007
		As
	Actual	Adjusted
	(Dollars in thousands, except per share amounts) (Unaudited)

Short-term debt:
Commercial paper	$301,419	$301,419
Short-term borrowings	6,074	6,074
Current portion of long-term debt	450,027	100,027

Total short-term debt	$757,520	407,520

Long-term debt:
5.1% Senior Notes due 2015	$150,000	$150,000
7.75% Senior Notes due 2007	100,000	100,000
6% Senior Notes due 2007	350,000	—
Notes offered hereby	—	350,000
Notes to banks (3.619% - 6.517%)	104,518	104,518
Industrial development bonds (3.62% - 3.67% payable in 2014 and 2015)	12,502	12,502
Obligation under capital lease	61	61

Current portion of long-term debt	450,027	100,027

Total long-term debt, net of current portion	267,054	617,054

Mandatorily redeemable stock	23,790	23,790

Stockholders’ equity
Common stock (par value $0.50 per share; shares authorized 250,000,000, shares issued, including shares in treasury, 120,442,624)	60,220	60,220
Additional paid-in capital	347,084	347,084
Retained earnings	1,012,476	1,012,476
Other	38,898	38,898
Less cost of common stock in treasury (17,988,702 shares)	172,729	172,729

Total stockholders’ equity	1,285,949	1,285,949

Total long-term debt, mandatorily redeemable stock and stockholders’ equity	$1,576,793	$1,926,793

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements the description of the general terms and provisions of the “debt securities” set forth in the accompanying prospectus, to which reference is made. References to “Valspar,” “the Company,” “we,” “us” and “our” in this section are only to The Valspar Corporation and not to its subsidiaries.

General

The notes will be issued under an indenture dated as of April 24, 2002 (the “Base Indenture”) , between us and The Bank of New York Trust Company, N.A., as trustee (as successor to Bank One Trust Company, N.A.) (the “Trustee”). Certain terms of the notes are contained in a supplemental indenture (the “Supplemental Indenture,” and together with the Base Indenture, the “indenture”). The terms of the indenture are more fully described in the accompanying prospectus. Each series of notes will be a separate series of Valspar’s “debt securities” (as that term is used in the accompanying prospectus) and will be unsecured obligations of Valspar and will rank on a parity with all other unsecured and unsubordinated indebtedness of Valspar. The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The following summary of certain provisions of the notes and the indenture does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the notes and the indenture. Certain terms used but not defined in this prospectus supplement shall have the meanings given to them in the accompanying prospectus, the notes or the indenture, as the case may be.

Each series of notes will be available for purchase in denominations of $1,000 and integral multiples of $1,000 in book-entry form only.

We will issue two series of notes. We will issue a total of $             aggregate principal amount of notes that will mature on          , 2012 (the “notes due 2012”) and $             aggregate principal amount of notes that will mature on          , 2017 (the “notes due 2017,” and, together with the notes due 2012, the “notes”). We may, without the consent of the holders, “reopen” either series of notes and issue more notes of that series that have the same ranking, interest rate, maturity date and other terms as the notes being offered by this prospectus supplement. These additional notes, together with the notes of that series offered by this prospectus supplement, will constitute a single series of debt securities under the Indenture.

The notes due 2012 will bear interest at an annual rate of     % per year. The notes due 2017 will bear interest at an annual rate of     % per year. Each series of notes will bear interest from          , 2007. The first interest payment date on each series of notes will be          , 2007. Interest is payable semi-annually on           and           to holders of record at the close of business on the           and           (whether or not that date is a business day), as the case may be, immediately preceding such interest payment date, and on the maturity date. If any interest payment date would otherwise be a day that is not a business day, that interest payment date will be postponed to the next date that is a business day. If the maturity date of a series of notes falls on a day that is not a business day, the related payment of principal and interest of that series will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day.

Optional Redemption

The notes will be redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to the greater of:

(i) 100% of the principal amount of the notes to be redeemed; and

(ii) an amount (the “Make-Whole Amount”) equal to the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined

below), plus           basis points with respect to the notes due 2012 and      basis points with respect to the notes due 2017 (in either case, the “Make-Whole Amount”),

plus, in each case, accrued interest thereon to the date of redemption. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (i) Barclays Capital Inc. (or one of its affiliates that is a Prime Treasury Dealer) and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by lot by The Depository Trust Company, in the case of notes represented by a global security, or by the Trustee by a method the Trustee deems to be fair and appropriate, in the case of notes that are not represented by a global security.

Sinking Fund

The notes will not be entitled to any sinking fund.

Repurchase at the Option of Holders Upon a Change of Control

If a “change of control repurchase event” occurs, unless we have exercised our right to redeem the notes as described above, we will make an offer to each holder of notes to repurchase all or any part (in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of purchase. Within 30 days following any change of control repurchase event or, at our option, prior to any change of control, but after the public announcement of the change of control, we will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on the change of control repurchase event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations under the Exchange Act to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control repurchase event. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the change of control repurchase event provisions of the notes by virtue of such conflict.

On the change of control repurchase event payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to our offer;

•	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the notes upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

The term “below investment grade rating event” means the notes are rated below investment grade (defined below) by both rating agencies on any date from the date of the public notice of an arrangement that could result in a change of control until the end of the 60-day period following public notice of the occurrence of a change of control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the rating agencies); provided that a below investment grade rating event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular change of control (and thus shall not be deemed a below investment grade rating event for purposes of the definition of change of control repurchase event) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the below investment grade rating event).

The term “change of control” means the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of our voting stock (defined below), measured by voting power rather than number of shares. Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (1) we become a wholly owned subsidiary of a holding company and (2) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction.

The term “change of control repurchase event” means the occurrence of both a change of control and a below investment grade rating event.

The term “investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB− or better by S&P (or its equivalent under any successor rating categories of S&P); or the equivalent investment grade credit rating from any additional rating agency (defined below) or rating agencies selected by us.

The term “Moody’s” means Moody’s Investors Service, Inc.

The term “rating agency” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s or S&P, or both, as the case may be.

The term “S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

The term “voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Certain Covenants

The Supplemental Indenture contains certain restrictive covenants that are set forth below. Additional covenants relating to the Notes, including a covenant concerning consolidations and mergers by Valspar and transfers of substantially all of our property and assets, are contained in the Base Indenture and are described under “Description of Debt Securities” in the accompanying prospectus. You can find the definitions of certain terms used in this section under “— Certain Covenant Definitions.”

Limitation on Liens

Valspar will not, and will not permit any Restricted Subsidiary to, incur a Lien on a Principal Property to secure a Debt unless one or more of the following exceptions apply:

1. The Lien equally and ratably secures the Notes and the Debt. The Lien may equally and ratably secure the Notes and any other obligation of Valspar or a Subsidiary. The Lien may not secure an obligation of Valspar that is subordinated to the Notes;

2. The Lien secures Debt incurred to finance all or some of the purchase price or the cost of construction or improvement of property of Valspar or a Restricted Subsidiary. The Lien may not extend to any other Principal Property owned by Valspar or a Restricted Subsidiary at the time the Lien is incurred. However, in the case of any construction or improvement, the Lien may extend to unimproved real property used for the construction or improvement. The Debt secured by the Lien may not be incurred more than 18 months after the later of the (a) acquisition, (b) completion of construction or improvement or (c) commencement of full operation, of the property subject to the Lien;

3. The Lien is on property of an entity at the time the entity merges into or consolidates with Valspar or a Restricted Subsidiary;

4. The Lien is on property at the time Valspar or a Restricted Subsidiary acquires the property;

5. The Lien is on property of a corporation at the time the corporation becomes a Restricted Subsidiary;

6. The Lien secures Debt of a Restricted Subsidiary owing to Valspar or another Restricted Subsidiary;

7. The Lien is in favor of a government or governmental entity and secures (a) payments pursuant to a contract or statute or (b) Debt incurred to finance all or some of the purchase price or cost of construction or improvement of the property subject to the Lien;

8. The Lien extends, renews or replaces in whole or in part a Lien (“existing Lien”) permitted by any of clauses (1) through (7). The Lien may not extend beyond (a) the property subject to the existing Lien and (b) improvements and construction on such property. However, the Lien may extend to property that at the time is not a Principal Property. The amount of the Debt secured by the Lien may not exceed the amount of the Debt secured at the time by the existing Lien unless the existing Lien or a predecessor Lien was incurred under clause (1) or (6); or

9. The Debt plus all other Debt secured by Liens on Principal Property at the time does not exceed 10% of Consolidated Total Assets. However, the following Debt shall be excluded from all other Debt in the determination: (a) Debt secured by a Lien permitted by any of clauses (1) through (8); and (b) Debt secured by a Lien incurred prior to the date of the Base Indenture that would have been permitted by any of those clauses if the Base Indenture had been in effect at the time the Lien was incurred. Attributable Debt for any lease permitted by clause (4) of the “Limitation on Sale and Leaseback Transactions” covenant of the Indenture must be included in the determination and treated as Debt secured by a Lien on Principal Property not otherwise permitted by any of clauses (1) through (8).

In general, clause (9) above, sometimes called a “basket” clause, permits Liens to be incurred that are not permitted by any of the exceptions enumerated in clauses (1) through (8) above if the Debt secured by all such additional Liens does not exceed 10% of Consolidated Total Assets at the time. At January 26, 2007, Consolidated Total Assets were approximately $3,288 million.

Limitation on Sale and Leaseback Transactions

Valspar will not, and will not permit any Restricted Subsidiary to, enter into a Sale-Leaseback Transaction for a Principal Property unless one or more of the following exceptions apply:

1. The lease has a term of three years or less;

2. The lease is between Valspar and a Restricted Subsidiary or between Restricted Subsidiaries;

3. Valspar or a Restricted Subsidiary under clauses (2) through (8) of the “Limitation on Liens” covenant could create a Lien on the property to secure Debt at least equal in amount to the Attributable Debt for the lease;

4. Valspar or a Restricted Subsidiary under clause (9) of the “Limitation on Liens” covenant could create a Lien on the property to secure Debt at least equal in amount to the Attributable Debt for the lease; or

5. Valspar or a Restricted Subsidiary within 180 days of the effective date of the lease retires Long-Term Debt of Valspar or a Restricted Subsidiary at least equal in amount to the Attributable Debt for the lease. A Debt is retired when it is paid or cancelled. However, Valspar or a Restricted Subsidiary may not receive credit for retirement of Debt of Valspar that is subordinated to the Notes; or Debt, if paid in cash, that is owned by Valspar or a Restricted Subsidiary.

In clauses (3) and (4) above, Sale-Leaseback Transactions and Liens are treated as equivalents. Thus, if Valspar or a Restricted Subsidiary could create a Lien on a property, it may enter into a Sale-Leaseback Transaction to the same extent.

Certain Covenant Definitions

“Attributable Debt” for a lease means, as of the date of determination, the present value of net rent for the remaining term of the lease. Rent shall be discounted to present value at a discount rate that is compounded semi-annually. The discount rate shall be 10% per annum or, if Valspar elects, the discount rate shall be equal to the weighted average Yield to Maturity of the Notes under the Base Indenture. Such average shall be weighted by the principal amount of the Notes of each series then outstanding. Rent is the lesser of (a) rent for the remaining term of the lease assuming it is not terminated or (b) rent from the date of determination until the first possible termination date plus the termination payment then due, if any. The remaining term of a lease includes any period for which the lease has been extended. Rent does not include

(1) amounts due for maintenance, repairs, utilities, insurance, taxes, assessments and similar charges or (2) contingent rent, such as that based on sales. Rent may be reduced by the discounted present value of the rent that any sublessee must pay from the date of determination for all or part of the same property. If the net rent on a lease is not definitely determinable, Valspar may estimate it in any reasonable manner.

“Consolidated Total Assets” means total consolidated assets as reflected in Valspar’s most recent consolidated balance sheet preceding the date of a determination under clause (9) of the “Limitation on Liens” covenant of the Indenture.

“Debt” means any debt for borrowed money or any guarantee of such a debt.

“Lien” means any mortgage, pledge, security interest or lien to secure or assure payment of Debt.

“Long-Term Debt” means Debt that by its terms matures on a date more than 12 months after the date it was created or Debt that the obligor may extend or renew without the obligee’s consent to a date more than 12 months after the date the Debt was created.

“Principal Property” means (i) any manufacturing facility that is now or hereafter owned by Valspar or a Restricted Subsidiary and which is located in the United States (excluding territories and possessions other than Puerto Rico), except any such facility that in the opinion of the board of directors of Valspar or any authorized committee of the board is not of material importance to the total business conducted by Valspar and its consolidated Subsidiaries, and (ii) any shares of stock of a Restricted Subsidiary. At February 23, 2007, our Principal Properties consisted of 34 manufacturing facilities at various locations around the United States.

“Restricted Subsidiary” means a Wholly-Owned Subsidiary that has substantially all of its assets located in the United States (excluding territories or possessions other than Puerto Rico) and owns a Principal Property.

“Sale-Leaseback Transaction” means an arrangement pursuant to which Valspar or a Restricted Subsidiary now owns or hereafter acquires a Principal Property, transfers it to a person, and leases it back from the person.

“Subsidiary” means a corporation a majority of whose Voting Stock is owned by Valspar or a Subsidiary.

“Voting Stock” means capital stock having voting power under ordinary circumstances to elect directors.

“Wholly-Owned Subsidiary” means a corporation all of whose Voting Stock is owned by Valspar or a Wholly-Owned Subsidiary, the accounts of which are consolidated with those of Valspar in its consolidated financial statements.

“Yield to Maturity” means the yield to maturity on a security at the time of its issuance or at the most recent determination of interest on the security.

Book-Entry System

Each series of notes will be issued in the form of one or more fully registered global notes which will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), New York, New York, and registered in the name of Cede & Co., as nominee of DTC. Unless and until exchanged, in whole or in part, for notes in definitive registered form, a global note may not be transferred except as a whole by the depositary for such global note to a nominee of such depositary, by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Purchases of the notes within the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner of the notes will be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

To facilitate subsequent transfers, all notes deposited by participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of the notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We will make payments due on the notes to Cede & Co., as nominee of DTC, in immediately available funds. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detailed information, on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not our responsibility or DTC, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. is our responsibility. Disbursement of such payments to direct participants is the responsibility of Cede & Co. Disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

Except as provided herein, a beneficial owner of an interest in a global note will not be entitled to receive physical delivery of the notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global note.

As long as the depositary, or its nominee, is the registered holder of a global note, the depositary or such nominee will be considered the sole owner and holder of the notes represented thereby for all purposes under the notes and the indenture. Except in the limited circumstances referred to below, owners of beneficial interests in a global note will not be entitled to have such global note or any notes represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in exchange for the global note and will not be considered to be the owners or holders of such global note or any notes represented thereby for any purpose under the notes or the indenture. Accordingly, each person owning a beneficial interest in such global note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder under the indenture.

If the depositary for a global note representing notes is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for such global note. In addition, we may at any time and in our sole discretion determine not to have either series of the notes represented by one or more global notes and, in such event, we will issue the notes of such series in definitive form in exchange for all of the global notes representing the notes of such series. Finally, if an event of default, or an event which with the giving of notice or lapse of time or both would constitute an event of default, with respect to either series of the notes represented by a global note has occurred and is continuing, then we will issue notes of such series in definitive form in exchange for all of the global notes representing the notes of such series.

Although DTC has agreed to the procedures provided above in order to facilitate transfers, it is under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

THIS SUMMARY IS OF A GENERAL NATURE AND IS INCLUDED HEREIN SOLELY FOR INFORMATION PURPOSES. THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE, CONSTRUED TO BE LEGAL OR TAX ADVICE. NO REPRESENTATION IS MADE WITH RESPECT TO THE CONSEQUENCES TO ANY PARTICULAR PURCHASER OF THE NOTES. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

The following is a summary of certain United States federal income tax considerations relevant to U.S. Holders and Non-U.S. Holders (both as defined below) relating to the purchase, ownership and disposition of the notes. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury Regulations promulgated thereunder, rulings, pronouncements, judicial decisions and administrative interpretations of the Internal Revenue Service, all of which are subject to change, possibly on a retroactive basis, at any time by legislative, judicial or administrative action. We cannot assure you that the Internal Revenue Service will not challenge the conclusions stated below, and no ruling from the Internal Revenue Service or an opinion of counsel has been (or will be) sought on any of the matters discussed below.

The following summary does not purport to be a complete analysis of all the potential U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes. Without limiting the generality of the foregoing, this summary does not address the effect of any special rules applicable to certain types of beneficial owners, including, without limitation, dealers and certain traders in securities or currencies, insurance companies, financial institutions, thrifts, regulated investment companies, tax-exempt entities, U.S. Holders whose functional currency is not the U.S. dollar, former citizens or residents of the United States, persons who hold notes as part of a straddle, hedge, conversion transaction, restructure sale or other risk reduction or integrated investment transaction, investors in securities that elect to use a mark-to-market method of accounting for their securities holdings, individual retirement accounts or qualified retirement plans, controlled foreign corporations, passive foreign investment companies, or investors in pass through entities, including Subchapter S corporations, partnerships and other entities classified as partnerships for U.S. federal income tax purposes. If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. As a result, persons who are partners of a partnership holding notes should consult their own tax advisors. In addition, this summary is limited to holders who are the initial purchasers of the notes at their original issue price and hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This summary does not address the effect of any U.S. state or local income or other tax laws, any U.S. federal estate and gift tax laws, or any foreign tax laws.

Treasury Department Circular 230.  To ensure compliance with Treasury Department Circular 230, each holder and/or purchaser of a note is hereby notified that: (a) any discussion of tax issues in this prospectus supplement is not intended or written to be relied upon, and cannot be relied upon, by a holder and/or purchaser for the purpose of avoiding penalties that may be imposed on such holder and/or purchaser under applicable tax law; (b) such discussion is included herein in connection with the promotion or marketing (within the meaning of Circular 230) of the offer to sell notes by the company; and (c) a holder and/or purchaser of a note should seek advice based on its particular circumstances from an independent tax advisor.

Tax Consequences to U.S. Holders

The term “U.S. Holder” means a beneficial owner of a note who is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a deceased individual’s estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) a valid election is in effect under applicable Treasury Regulations to treat the trust as a United States person.

Taxation of Interest to U.S. Holders

All of the notes bear interest at a fixed rate under the rules regarding original issue discount. Moreover, we do not intend to issue the notes at a discount that will exceed a de minimis amount of original issue discount. Accordingly, interest on a note will generally be includable in income of a U.S. Holder as ordinary income at the time a U.S. Holder receives the interest or the interest accrues, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. A U.S. Holder using the accrual method of accounting for federal income tax purposes must include interest on the notes in ordinary income as interest accrues. A U.S. Holder using the cash receipts and disbursements method of accounting for U.S. federal income tax purposes must include interest in ordinary income when payments are received, or made available for receipt, by the U.S. Holder.

Possible Effect of Contingent Note Payments to U.S. Holders

If the amount or timing of any payments on a note is contingent, the note could be subject to special rules that apply to contingent payment debt instruments. These rules generally require a U.S. Holder to accrue interest income at a rate higher than the stated interest rate on the note; and to treat as ordinary income (rather than capital gain) any gain recognized on a sale, exchange, repurchase or retirement of the note before the resolution of the contingencies.

For example, if we redeem the notes as described above in “Description of the Notes — Optional Redemption,” each note holder could be entitled to receive a payment equal to the greater of (a) 100% of the principal amount of the notes to be redeemed; and (b) the sum of the present value of the remaining scheduled payments of principal and interest thereon. Notwithstanding the possibility of such contingent payments, under applicable Treasury regulations, a right to contingent payments on a note may be ignored if the contingency is either remote or incidental. We believe that the possibility of the foregoing contingent payments should be considered as remote and/or incidental, so that the right to those payments should be ignored.

Therefore, for purposes of filing tax or informational returns with the Internal Revenue Service, we will not treat the notes as contingent payment debt instruments. Our determination that the notes are not contingent payment debt instruments is binding on each holder unless the holder explicitly discloses, in the manner required by applicable Treasury regulations, that its determination is different from ours. However, our determination is not binding on the Internal Revenue Service. It is possible that the Internal Revenue Service may make a different determination, in which case the timing and amount of income inclusions by a holder may be affected. This summary assumes that the notes are not subject to the contingent payment debt instrument rules.

If we pay any additional interest on the notes, U.S. Holders will generally be required to recognize additional interest income under the rules described above under “Tax Consequences to U.S. Holders — Taxation of Interest.” If we make a redemption payment of a present value amount that exceeds 100% of the principal amount of the notes being redeemed, the excess amount will generally be treated as capital gain under the rules described below under “Tax Consequences to U.S. Holders — Sale, Exchange or Other Disposition of Notes.”

Sale, Exchange, or Retirement of a Note Held by a U.S. Holder

A U.S. Holder will generally recognize capital gain or loss on a sale, exchange, redemption, retirement or other taxable disposition of a note measured by the difference, if any, between:

•	the amount of cash and the fair market value of any property received by the U.S. Holder, except to the extent that the cash or other property received in respect of a note is attributable to accrued interest on the note not previously included in income, which amount will be taxable as ordinary income; and

•	the U.S. Holder’s adjusted tax basis in the note.

Such capital gain or loss will be treated as a long-term capital gain or loss if, at the time of the sale or exchange, the note has been held by the U.S. Holder for more than one year. Otherwise, the capital gain or loss will be short-term. Non-corporate taxpayers may be subject to a lower federal income tax rate on their net long-term capital gains than the rate applicable to ordinary income. U.S. Holders are subject to certain limitations on the deductibility of their capital losses.

In addition, a U.S. Holder will generally recognize capital gain or loss on the defeasance of a note, except for any payment that is attributable to accrued interest on the note not previously included in income, which amount will be taxable as ordinary income.

Information Reporting and Backup Withholding for U.S. Holders

U.S. Holders of notes may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28%) on payments of interest, principal, gross proceeds from disposition of notes, and redemption premium, if any. Backup withholding generally applies only if the U.S. Holder:

•	fails to furnish its social security or other taxpayer identification number within a reasonable time after a request for such information;

•	furnishes an incorrect taxpayer identification number;

•	fails to report interest properly to the Internal Revenue Service; or

•	fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the taxpayer identification number provided is its correct number and that the U.S. Holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund provided such U.S. Holder timely furnishes the required information to the Internal Revenue Service. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. Holders of notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption. We cannot refund any such amounts once withheld.

We will furnish annually to the Internal Revenue Service, and to record holders of the notes to whom we are required to furnish such information, information relating to the amount of interest and the amount of backup withholding, if any, with respect to the notes.

Tax Consequences to Non-U.S. Holders

The following summary is limited to the U.S. federal income tax consequences relevant to a beneficial owner of a note who is not classified for U.S. federal income tax purposes as a partnership or as a “disregarded entity” and who is not a U.S. Holder (a “Non-U.S. Holder”).

Generally, a Non-U.S. Holder is, for U.S. federal income-tax purposes:

•	a foreign corporation;

•	a foreign estate or trust, the income of which is not subject to U.S. federal income taxation regardless of its source; or

•	an individual who is classified as a nonresident alien.

In the case of a Non-U.S. Holder who is an individual, the following summary assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for U.S. federal income tax purposes.

Taxation of Interest to Non-U.S. Holders

Subject to the summary of backup withholding rules below in “Information Reporting and Backup Withholding for Non-U.S. Holders,” accrual or, payments of interest on a note to any Non-U.S. Holder will not generally be subject to U.S. federal income or withholding tax; provided that we (or the person otherwise responsible for withholding U.S. federal income tax from payments on the notes) receives a required certification from the Non-U.S. Holder (as discussed in the following paragraph) and the Non-U.S. Holder is not:

•	an actual or constructive owner of 10% or more of the total combined voting power of all our voting stock;

•	a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code; or

•	receiving such interest payments as income effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States.

In order to satisfy the certification requirement, the Non-U.S. Holder must provide a properly completed Treasury Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) that is signed under penalties of perjury, provides the Non-U.S. Holder’s name and address and certifies that the Non-U.S. Holder is not a U.S. person. Alternatively, in a case where a security clearing organization, bank or other financial institution holds the notes in the ordinary course of its trade or business on behalf of the Non-U.S. Holder, certification requires that we or the person who otherwise would be required to withhold U.S. federal income tax receive from the financial institution a certification, signed under penalties of perjury, that a properly completed Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) has been received by it, or by another such financial institution, from the Non-U.S. Holder, and a copy of such a form is furnished to the payor. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances, certifications as to foreign status of partners, trust owners, or beneficiaries may be required to be provided to our paying agent or to us. In addition, special rules apply to payments made through a qualified intermediary.

A Non-U.S. Holder that does not qualify for exemption from withholding under the preceding paragraphs generally will be subject to withholding of U.S. federal income tax at the rate of 30%, or any lower applicable treaty rate, on payments of interest on the notes, unless such interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (as described below in “Effectively Connected Income”).

If the payments of interest on a note are effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the United States (or, in the event that an income tax treaty is applicable, if the payments of interest are attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), such payments will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally. If the Non-U.S. Holder is a corporation for U.S. federal income purposes, such payments also may be subject to a branch profits tax at the rate of 30%, or lower applicable treaty rate. If payments are subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding two sentences, such payments will not be subject to U.S. withholding tax so long as the holder provides us, or the person who otherwise would be required to withhold U.S. federal income tax, with the appropriate certification.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties, which may provide for a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

Effectively Connected Income of Non-U.S. Holders

If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest income and other payments received with respect to the note (including proceeds from the disposition of the note) are effectively connected with the conduct of the trade or business, the Non-U.S. Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a U.S. Holder (see “Taxation of Interest” above), except that the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax on interest income. If a Non-U.S. Holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Non-U.S. Holders for whom income or gain attributable to the notes will constitute effectively connected income should consult their own tax advisors with respect to other tax consequences of the ownership of a note, including the possible imposition of a 30% branch profits tax with respect to corporate Non-U.S. Holders.

Sale, Exchange or Other Disposition of Notes Held by Non-U.S. Holders

Subject to the summary of backup withholding rules below, any gain realized by a Non-U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (as described above in “Effectively Connected Income”) or, in the event that an income tax treaty is applicable, such gain is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied.

Proceeds from the disposition of a note that are attributable to accrued but unpaid interest generally will be subject to, or exempt from, tax to the same extent as described above with respect to interest paid on a note, although such proceeds generally are not subject to withholding tax. A non-U.S. Holder should treat any amount received on redemption of a note in the same manner as the non-U.S. Holder treats proceeds received on a sale.

Information Reporting and Backup Withholding for Non-U.S. Holders

Any payments of interest on the notes to a Non-U.S. Holder will generally be reported to the Internal Revenue Service and to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Backup withholding tax and certain additional information reporting (as described above in “Information Reporting and Backup Withholding for U.S. Holders”) generally will not apply to payments of interest with respect to which either (a) the required certification, described above in “Taxation of Interest to Non-U.S.

Holders”, has been received or (b) an exemption otherwise has been established; provided that neither we nor the person who otherwise would be required to withhold U.S. federal income tax has actual knowledge or reason to know that the holder is, in fact, a United States person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of the notes by or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the notes by or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of the notes by or through a non-U.S. office of a broker that is either a United States person or a U.S. related person, the Treasury Regulations require information reporting, but not backup withholding, on the payment unless the broker has documentary evidence in its files that the beneficial owner is a Non-U.S. Holder and the broker has no knowledge or reason to know to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability provided such Non-U.S. Holder timely furnishes the required information to the Internal Revenue Service. We cannot refund amounts once withheld.

THE PRECEDING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. ACCORDINGLY, PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN ADVISORS ON THE U.S. FEDERAL, STATE AND LOCAL, AND FOREIGN TAX CONSEQUENCES OF THEIR PURCHASE, OWNERSHIP, AND DISPOSITION OF THE NOTES, AND ON THE CONSEQUENCES OF ANY CHANGES IN APPLICABLE LAW.

UNDERWRITING

Barclays Capital Inc. and Wachovia Capital Markets, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

	Principal	Principal
	Amount of	Amount of
	Notes due 2012	Notes due 2017

Barclays Capital Inc.	$	$
Wachovia Capital Markets, LLC

Total	$	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering prices less a concession not to exceed     % of the principal amount of the notes due 2012 and     % of the principal amount of the notes due 2017. The underwriters may allow, and dealers may reallow a concession not to exceed     % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
Valspar

Per note due 2012		%
Per note due 2017		%

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the total expenses for this offering will be $       , excluding underwriters’ discounts and commissions.

The underwriters and their affiliates have provided various investment and commercial banking services for us from time to time for which they have received customary fees and expenses, including participating as lenders under our revolving credit facilities. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota will pass upon certain legal matters for us in connection with the notes offered by this prospectus supplement. Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, will pass upon certain legal matters for the underwriters in connection with this offering.

PROSPECTUS

THE VALSPAR CORPORATION

Common Stock
Debt Securities
Securities Warrants

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

Our common stock is traded on the New York Stock Exchange under the symbol “VAL”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 12, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration procedure. Pursuant to that procedure and under this prospectus, we may offer and sell:

•	Common stock;

•	Debt securities; and

•	Securities warrants.

The securities described above may be offered and sold in one or more offerings. Each time we offer and sell securities under the registration statement of which this prospectus is a part, we will file with the SEC a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read this prospectus, and the applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The reports, proxy statements and other information that we file electronically with the SEC are available to the public free of charge at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC, at prescribed rates, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. You can also inspect our reports, proxy statements and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our most current SEC filings, such as our annual, quarterly and current reports, proxy statements and press releases are available to the public free of charge on our website at www.valsparglobal.com. Our website is not intended to be, and is not, a part of this prospectus.

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference into this prospectus, and information that we subsequently file with the SEC will automatically update information in this prospectus, as well as our other filings with the SEC. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and/or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered under this prospectus:

•	Annual report on Form 10-K for the year ended October 27, 2006 (including information specifically incorporated by reference into our Form 10-K), as filed on January 10, 2007;

•	Quarterly report on Form 10-Q for the quarter ended January 26, 2007;

•	Current reports on Form 8-K filed on March 23, 2007 and April 11, 2007;

•	The description of our capital stock as set forth in the Registration Statement on Form S-2 (File No. 2-82000), declared effective March 9, 1983; and

•	The description of our common share purchase rights as set forth in Form 8-A filed on May 3, 2000.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

The Valspar Corporation
Attention: Investor Relations
1101 Third Street South
Minneapolis, Minnesota 55415
(612) 332-7371

You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some statements in this prospectus and documents incorporated by reference herein constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements in this prospectus and documents incorporated by reference that are not of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect(s),” “plan(s),” “anticipate(s),” “intend(s),” “believe(s),” “estimate(s),” “predict(s),” “seek(s),” “potential,” or “continue(s)” or the negative of those terms or other comparable terminology. These forward-looking statements are based on management’s expectations and beliefs concerning future events and are necessarily subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, dependence of internal earnings growth on economic conditions and growth in the domestic and international coatings industry; risks related to any future acquisitions, including risks of adverse changes in the results of acquired businesses and the assumption of unforeseen liabilities, risks of disruptions in business resulting from the integration process and higher interest costs resulting from further borrowing for any such acquisitions; our reliance on the efforts of vendors, government agencies, utilities and other third parties to achieve adequate compliance and avoid disruption of our business; risks of disruptions in business resulting from our relationships with customers and suppliers; unusual weather conditions adversely affecting sales; changes in raw materials pricing and availability; delays in passing along cost increases to customers; changes in governmental regulation, including more stringent environmental, health and safety regulations; the nature, cost and outcome of pending and future litigation and other legal proceedings; the outbreak of war and other significant national and international events; and other risks and uncertainties, including those discussed under the caption “Risk Factors” in our periodic reports on Forms 10-K and 10-Q. In addition, we may update our descriptions of such risks and uncertainties and assumptions in any prospectus supplement.

We do not, nor does any other person, assume responsibility for the accuracy and completeness of these statements. We disclaim any intention or obligation to publicly update or revise any of the forward-looking statements after the date of this offering memorandum to conform them to actual results, whether as a result of new information, future events, or otherwise. All of the forward-looking statements contained in this prospectus, the prospectus supplement and documents incorporated by reference herein are qualified in their entirety by reference to the factors discussed under the captions “Risk Factors” in the prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Form 10-K (incorporated by reference in this prospectus) and similar sections in our future filings that may be incorporated by reference in this prospectus.

The above list of uncertainties and other risk factors that may affect results addressed in the forward-looking statements may not be exhaustive. Other sections of this prospectus, the prospectus supplement and documents incorporated by reference in this prospectus may describe additional uncertainties or risk factors that could adversely impact our business and financial performance. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict these new risk factors, nor can it assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated:

	Quarter Ended		Fiscal Year Ended
	January 26,		October 27,		October 28,		October 29,		October 31,		October 25,
	2007		2006		2005		2004		2003		2002

Ratio of Earnings to Fixed Charges	3.0	x	5.8	x	5.4	x	5.8	x	4.5	x	4.7x

For purposes of computing the ratios of earnings to fixed charges:

•	“Earnings” represent income from continuing operations before taxes and cumulative effect of changes in accounting principles plus fixed charges; and

•	“Fixed Charges” for continuing operations consist of interest on indebtedness and amortization of debt expense and the interest component of such rental expense, which has been calculated based on an implied asset value and the weighted average interest rate on our debt for the relevant period.

DESCRIPTION OF COMMON STOCK

The following description of our common stock (the “Common Stock”), together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of the Common Stock, but is not complete. For the complete terms of the Common Stock, please refer to our certificate of incorporation, as amended, our bylaws and our rights agreement, which are incorporated by reference into the registration statement that includes this prospectus.

Our certificate of incorporation, as amended, authorizes us to issue up to 250,000,000 shares of Common Stock. As of March 8, 2007, there were 102,277,342 shares of Common Stock outstanding, net of treasury shares, held by approximately 1,518 direct registered stockholders.

Our Common Stock is traded on the New York Stock Exchange under the symbol “VAL.” The Transfer Agent and Registrar for the Common Stock is Mellon Investor Services LLC.

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of the Common Stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine. The Common Stock has no preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of our company, the holders of Common Stock are entitled to share in all assets legally available for distribution to stockholders after payment of all liabilities and the liquidation preferences, if any, of any outstanding preferred stock. Each outstanding share of Common Stock is, and any shares of Common Stock offered by this prospectus when they are paid for will be, fully paid and nonassessable.

Members of our board of directors are divided into three classes and serve staggered three-year terms. This means that approximately one-third of our directors are elected at each annual meeting of shareholders and that it would take two years to replace a majority of the board of directors unless they are removed.

Our bylaws provide that special meetings of stockholders can be called only by the chairman of the board, a majority of the board of directors, a majority of the executive committee of the board of directors, or the president.

Rights Plan

On April 19, 2000, our board of directors declared a dividend of one common share purchase right (the “Right”) for each outstanding share of Common Stock. The dividend was payable to stockholders of record on May 11, 2000. Each Right entitles the registered holder to purchase from us one share of Common Stock at a price of $140.00 per share, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated as of May 1, 2000, between us and Mellon Investor Services LLC, as rights agent.

The Rights are evidenced by the certificates representing Common Shares outstanding as of May 11, 2000, and no separate certificates evidencing the Rights were distributed. The Rights will separate from the Common Stock and become exercisable upon: (a) the tenth day following the first date of public announcement that a person or group of affiliated or associated persons has become the beneficial owner of 15% or more of our outstanding Common Stock; or (b) the tenth day following the commencement or public announcement of a tender offer or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of our outstanding Common Stock, unless our board of directors has determined that the tender or exchange offer is in our best interests.

The purchase price payable and the number of shares of Common Stock issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (b) upon the grant to holders of the Common Stock of certain rights, options or warrants to subscribe for or purchase Common Stock or convertible securities at less than the then current market price of the Common Stock, or (c) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding quarterly cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those described in clause (b) of this paragraph). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

In the event the Rights are exercisable, and in some circumstances if additional conditions are met, holders of our Common Stock, other than the acquiror, may purchase shares of Common Stock or securities of the acquiror with a then current market value of two times the exercise price of the Right. At any time after the Rights become exercisable (subject to certain exceptions), and prior to the acquisition by an acquiror of 50% or more of our outstanding Common Stock, our board of directors may exchange all or part of the Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, subject to adjustment.

Until a Right is exercised, the holder of the Right has no rights, as such, as a stockholder of our company. The Rights are redeemable for $.001 per Right, subject to adjustment, at the option of our board of directors. The Rights will expire on May 11, 2010, unless they are redeemed or exchanged prior to that time, or unless our board of directors extends that date.

The Rights plan adopted by our board of directors is designed to protect and maximize the value of the outstanding equity interests in our company in the event of an unsolicited attempt by an acquiror to take over our company, in a manner or on terms not approved by our board of directors. Takeover attempts frequently include coercive tactics to deprive the board of directors and stockholders of any real opportunity to determine our company’s destiny. The board declared the Rights dividend to deter coercive tactics, including a gradual accumulation of shares of Common Stock in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all of our stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. The declaration of the Rights dividend is not intended to prevent a takeover of our company and will not do so. Because we may redeem the Rights, they should not interfere with any merger or business combination approved by our board of directors.

The Rights may have the effect of rendering more difficult or discouraging an acquisition of our company deemed undesirable by the board of directors. The Rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, unless the offer is conditioned upon the purchase or redemption of the Rights.

Delaware Anti-Takeover Law

Our company is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, this law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years after the person became an interested stockholder unless, subject to specified exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset sale, stock sale or other transaction that results in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15 percent or more of our voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company without further action by our stockholders.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities. The prospectus supplement will describe the specific terms of any debt securities offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities.

The Debt Securities will be issued under an indenture (the “Indenture”) dated April 24, 2002, between us and The Bank of New York Trust Company, N.A. (the “Trustee”). As used in this prospectus, “Debt Securities” means the debentures, notes, bonds and other evidences of indebtedness that we issue and the Trustee authenticates and delivers under the Indenture.

We have summarized certain terms and provisions of the Indenture in this section. The summary is not complete. We have also incorporated by reference the Indenture as an exhibit to the registration statement that included this prospectus. You should read the form of Indenture for additional information before you buy any Debt Securities. The summary that follows includes references to section numbers of the Indenture so that you can more easily locate these provisions. Capitalized terms used but not defined in this summary have the meanings specified in the Indenture.

General

The Debt Securities will be our direct unsecured obligations. The Indenture does not limit the amount of Debt Securities that we may issue and permits us to issue Debt Securities from time to time. Debt Securities issued under the Indenture will be issued as part of a series that has been established by us pursuant to the Indenture (Section 302). Unless a prospectus supplement relating to Debt Securities states otherwise, the Indenture and the terms of the Debt Securities will not contain any covenants designed to afford holders of any Debt Securities protection in a highly leveraged or other transaction involving us that may adversely affect holders of the Debt Securities.

A prospectus supplement relating to a series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the Debt Securities;

•	any limit on the total principal amount of the Debt Securities;

•	the price at which the Debt Securities will be issued;

•	the date or dates on which the principal of and premium, if any, on the Debt Securities will be payable;

•	the maturity date of the Debt Securities;

•	if the Debt Securities will bear interest, and if so:

•	the interest rate on the Debt Securities;

•	the date from which interest will accrue;

•	the record and interest payment dates for the Debt Securities;

•	the first interest payment date; and

•	any circumstances under which we may defer interest payments;

•	any optional conversion provisions that would permit us or the Holders (as defined below) of Debt Securities to elect to convert the Debt Securities prior to their final maturity;

•	any optional redemption provisions that would permit us or the Holders (as defined below) of Debt Securities to elect redemption of the Debt Securities prior to their final maturity;

•	any sinking fund provisions that would obligate us to redeem the Debt Securities prior to their final maturity;

•	the currency or currencies in which the Debt Securities will be denominated and payable, if other than U.S. dollars;

•	any provisions that would permit us or the Holders of the Debt Securities to elect the currency or currencies in which the Debt Securities are paid;

•	whether the Debt Securities will be subordinated to our other debt;

•	any changes to or additional Events of Default (as defined below);

•	any changes to or additional covenants;

•	whether the Debt Securities will be issued in whole or in part in the form of Global Securities and, if so, the Depositary for those Global Securities (a “Global Security” means a Debt Security that we issue in accordance with the Indenture to represent all or part of a series of Debt Securities);

•	any special tax implications of the Debt Securities; and

•	any other terms of the Debt Securities.

A “Holder” means the person in whose name a Note is registered in the Note Register (Section 101).

Payment and Transfer

In the prospectus supplement, we will designate a “Place of Payment” where you can receive payment of the principal of and any premium and interest on the Debt Securities or transfer the Debt Securities. Even though we will designate a Place of Payment, we may elect to pay any interest on the Debt Securities by mailing a check to the person listed as the owner of the Debt Securities in the Note Register or by wire transfer to an account designated by that person (Section 307). There will be no service charge for any registration of transfer or exchange of the Debt Securities, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the Debt Securities.

Denominations

Unless the prospectus supplement states otherwise, the Debt Securities will be issued only in registered form, without coupons, in denominations of $1,000 each, or multiples of $1,000.

Original Issue Discount

Debt Securities may be issued under the Indenture as Original Issue Discount Securities and sold at a substantial discount below their stated principal amount. If a Debt Security is an “Original Issue Discount Security,” that means that an amount less than the principal amount of the Debt Security will be due and payable upon a declaration of acceleration of the maturity of the Debt Security pursuant to the Indenture (Section 301). The prospectus supplement will describe the federal income tax consequences and other special factors which should be considered prior to purchasing any Original Issue Discount Securities.

Consolidation, Merger or Sale

The Indenture generally permits a consolidation or merger between us and another corporation. It also permits the sale or transfer by us of all or substantially all of our property and assets and the purchase by us of all or substantially all of the property and assets of another corporation. These transactions are permitted if:

•	the resulting or acquiring corporation (if other than us) assumes all of our responsibilities and liabilities under the Indenture, including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indenture; and

•	immediately after the transaction, no Event of Default exists.

If we consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the Indenture, the resulting or acquiring corporation will be substituted for us in the Indenture with the same effect as if it had been an original party to the Indenture. As a result, the successor corporation may exercise our rights and powers under the Indenture, in our name or in its own name and we will be released from all our liabilities and obligations under the Indenture and under the Debt Securities (Sections 801 and 802).

Modification and Waiver

Under the Indenture, certain of our rights and obligations and certain of the rights of Holders of the Debt Securities may be modified or amended with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series of Debt Securities affected by the modification or amendment. The following modifications and amendments will not be effective against any Holder without its consent:

•	a change in the stated maturity date of any payment of principal or interest;

•	a change in the rate of interest;

•	a reduction in certain payments due on the Debt Securities;

•	a change in the Place of Payment or currency in which any payment on the Debt Securities is payable;

•	a limitation of a Holder’s right to sue us for the enforcement of certain payments due on the Debt Securities;

•	a reduction in the percentage of Outstanding Debt Securities required to consent to a modification, waiver or amendment of the Indenture; or

•	a modification of any of the foregoing requirements or a reduction in the percentage of Outstanding Debt Securities required to waive compliance with certain provisions of the Indenture or to waive certain defaults under the Indenture (Section 902).

Events of Default

The term “Event of Default” when used in the Indenture with respect to any series of Debt Securities, means any of the following:

•	failure to pay interest on any Debt Security of that series for 10 days after the payment is due;

•	failure to pay the principal of or any premium on any Debt Security of that series when due;

•	failure to perform any other covenant in the Indenture that applies to Debt Securities of that series for 30 days after we have received written notice of the failure to perform in the manner specified in the Indenture;

•	default in payment of principal amount of $10 million or more under any Indebtedness for borrowed money (including other series of Debt Securities), or default under any mortgage, lien or other similar encumbrance, indenture or instrument (including the Indenture) which secures any Indebtedness for borrowed money, and which results in acceleration of the maturity of an outstanding principal amount of Indebtedness greater than $10 million, unless such default is cured or such acceleration is rescinded;

•	certain events in bankruptcy, insolvency or reorganization;

•	a final judgment for payment of money in excess of $10 million is entered against us and the judgment is unsatisfied for 60 days without a stay of execution; or

•	any other Event of Default that may be specified for the Debt Securities of that series when that series is created. (Section 501)

If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If such a declaration occurs, the Holders of a majority of the aggregate principal amount of the Outstanding Debt Securities of that series can, subject to certain conditions, rescind the declaration (Section 502).

The prospectus supplement relating to each series of Debt Securities that are Original Issue Discount Securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of such series when an Event of Default occurs and continues.

An Event of Default for a particular series of Debt Securities does not necessarily constitute an event of Default for any other series of Debt Securities issued under the Indenture. The Indenture requires us to file an Officers’ Certificate with the Trustee each quarter that states that certain defaults do not exist under the terms of the Indenture (Section 1011). The Trustee may withhold notice to the Holders of Debt Securities of any default (except defaults in the payment of principal, premium, or interest) if it considers such withholding of notice to be in the best interests of the Holders (Section 602).

Other than its duties in the case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any Holders, unless the Holders offer the Trustee reasonable indemnification (Section 603). If reasonable indemnification is provided, then, subject to certain other rights of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series may, with respect to the Debt Securities of that series, direct the time, method and place of:

•	conducting any proceeding for any remedy available to the Trustee; or

•	exercising any trust or power conferred upon the Trustee (Section 512).

The Holder of a Debt Security of any series will have the right to begin any proceeding with respect to the Indenture or for any remedy only if:

•	the Holder has previously given the Trustee written notice of a continuing Event of Default with respect to that series;

•	the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made a written request of, and offered reasonable indemnification to, the Trustee to begin such proceeding;

•	the Trustee has not started such proceeding within 60 days after receiving the request; and

•	the Trustee has not received directions inconsistent with such request from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series during those 60 days (Section 507).

However, the Holder of any Debt Security will have an absolute right to receive payment of principal of and any premium and interest on the Debt Security when due and to institute suit to enforce such payment (Section 508).

DESCRIPTION OF SECURITIES WARRANTS

This section describes the general terms and provisions of the Securities Warrants (as defined below). The prospectus supplement will describe the specific terms of the Securities Warrants offered through that prospectus supplement and any general terms outlined in this section that will not apply to those Securities Warrants.

We may issue warrants for the purchase of Common Stock or Debt Securities (the “Securities Warrants”). Securities Warrants may be issued alone or together with Common Stock or Debt Securities offered by any prospectus supplement and may be attached to or separate from those securities. Each series of Securities Warrants will be issued under a separate warrant agreement (a “Securities Warrant Agreement”) between us and a bank or trust company, as warrant agent (the “Securities Warrant Agent”), which will be described in the applicable prospectus supplement. The Securities Warrant Agent will act solely as our agent in connection with the Securities Warrants and will not act as an agent or trustee for any holders of Securities Warrants.

We have summarized certain terms and conditions of the Securities Warrant Agreements and Securities Warrants in this section. The summary is not complete. We have also filed the forms of Securities Warrant Agreements and the certificates representing the Securities Warrants (the “Securities Warrant Certificates”) as exhibits to the registration statement that includes this prospectus. You should read the applicable forms of Securities Warrant Agreements and Securities Warrant Certificates for additional information before you buy any Securities Warrants.

General

If we offer Securities Warrants, the applicable prospectus supplement will describe their terms. If Securities Warrants for the purchase of Debt Securities are offered, the applicable prospectus supplement will describe the terms of such Securities Warrants, including the following if applicable:

•	the offering price;

•	the currencies in which such Securities Warrants are being offered;

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of the Debt Securities that can be purchased if a holder exercises such Securities Warrants;

•	the designation and terms of any series of Debt Securities with which such Securities Warrants are being offered and the number of Securities Warrants offered with each Debt Security or share of Common Stock;

•	the date on and after which the holder of such Securities Warrants can transfer them separately from the related Common Stock or series of Debt Securities;

•	the principal amount of the Series of Debt Securities that can be purchased if a holder exercised such Securities Warrant and the price and currencies in which such principal amount may be purchased upon exercise;

•	the date on which the right to exercise such Securities Warrants begins and the date on which such right expires;

•	United States federal income tax consequences; and

•	any other terms of such Securities Warrants.

Securities Warrants for the purchase of Debt Securities will be in registered form only.

If Securities Warrants for the purchase of Common Stock are offered, the applicable prospectus supplement will describe the terms of such Securities Warrants, including the following where applicable:

•	the offering price;

•	the total number of shares of Common Stock that can be purchased if a holder exercises such Securities Warrant and the price at which such Common Stock may be purchased upon each exercise;

•	the designation and terms of any series of Debt Securities with which such Securities Warrants are being offered and the number of Securities Warrants being offered with each Debt Security or share of Common Stock;

•	the date on and after which the holder of such Securities Warrants can transfer them separately from the related Common Stock or series of Debt Securities;

•	the date on which the right to exercise such Securities Warrants begins and the date on which such right expires;

•	United States federal income tax consequences; and

•	any other terms of such Securities Warrants.

Securities Warrants for the purchase of Common Stock will be in registered form only.

A holder of Securities Warrant Certificates may:

•	exchange them for new certificates of different denominations,

•	present them for registration of transfer, and

•	exercise them at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable prospectus supplement.

Until any Securities Warrants to purchase Debt Securities are exercised, the holder of such Securities Warrants will not have any of the rights of holders of the Debt Securities that can be purchased upon exercise, including the right to receive payments of principal, premium or interest on the underlying Debt Securities or to enforce covenants in the Indenture. Until any Securities Warrants to purchase Common Stock are exercised, holders of such Securities Warrants will not have any rights of holders of the underlying Common Stock, including the right to receive dividends or to exercise any voting rights.

Exercise of Securities Warrants

Each holder of a Securities Warrant is entitled to purchase the principal amount of Debt Securities or number of shares of Common Stock, as the case may be, at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates (or a later date if we extend the time for exercise), unexercised Securities Warrants will become void.

A holder of Securities Warrants may exercise them by following the general procedure outlined below:

•	delivering to the Securities Warrant Agent the payment required by the applicable prospectus supplement to purchase the underlying security;

•	properly completing and signing the reverse side of the Securities Warrant Certificate representing the Securities Warrants; and

•	delivering the Securities Warrant Certificate representing the Securities Warrants to the Securities Warrant Agent within five business days of the Securities Warrant Agent receiving payment of the exercise price.

If you comply with the procedures described above, your Securities Warrants will be considered to have been exercised when the Securities Warrant Agent receives payment of the exercise price. After you have completed those procedures, we will, as soon as practicable, issue and deliver to you the Debt Securities or Common Stock that you purchased upon exercise. If you exercise fewer than all of the Securities Warrants represented by a Securities Warrant Certificate, a new Securities Warrant Certificate will be issued to you for the unexercised amount of Securities Warrants. Holders of Securities Warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the Securities Warrants.

Amendments and Supplements to Securities Warrant Agreements

We may amend or supplement a Securities Warrant Agreement without the consent of the holders of the applicable Securities Warrants if the changes are not inconsistent with the provisions of the Securities Warrants and do not materially adversely affect the interests of the holders of the Securities Warrants. We, along with the Securities Warrant Agent, may also modify or amend a Securities Warrant Agreement and the terms of the Securities Warrants if a majority of the then outstanding unexercised Securities Warrants affected by the modification or amendment consent. However, no modification or amendment that accelerates the expiration date, increases the exercise price, reduces the majority consent requirement for any such modification or amendment, or otherwise materially adversely affects the rights of the holders of the Securities Warrants may be made without the consent of each holder affected by the modification or amendment.

Common Stock Warrant Adjustment

Unless the applicable prospectus supplement states otherwise, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will be adjusted in the manner set forth in the applicable prospectus supplement if certain events occur, including:

•	if we issue capital stock as a dividend or distribution on the Common Stock;

•	if we subdivide, reclassify or combine the Common Stock;

•	if we issue rights or warrants to all holders of Common Stock entitling them to purchase Common Stock at less than the current market price; or

•	if we distribute to all holders of Common Stock evidences of our indebtedness or our assets, excluding certain cash dividends and distributions described below, or rights or warrants, excluding those referred to above.

Except as stated above, the exercise price and number of shares of Common Stock covered by a Common Stock Warrant will not be adjusted if we issue Common Stock or any securities convertible into or exchangeable for Common Stock, or securities carrying the right to purchase Common Stock or securities convertible into or exchangeable for Common Stock.

Holders of Common Stock Warrants may have additional rights under the following circumstances:

•	a reclassification or change of the Common Stock;

•	a consolidation or merger involving our company; or

•	a sale or conveyance to another corporation of all or substantially all of our property and assets.

If one of the above transactions occurs and holders of our Common Stock are entitled to receive stock, securities, other property or assets, including cash, with respect to or in exchange for such Common Stock, the holders of the Common Stock Warrants then outstanding will be entitled to receive upon exercise of their Common Stock Warrants the kind and amount of shares of stock and other securities or property that they would have received upon the reclassification, change, consolidation, merger, sale or conveyance if they had exercised their Common Stock Warrants immediately before the transaction.

PLAN OF DISTRIBUTION

We may sell any combination of the securities offered pursuant to this prospectus through agents, through underwriters or dealers or directly to one or more purchasers, or through a combination of these methods.

Underwriters, dealers and agents that participate in the distribution of the securities offered pursuant to this prospectus may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933. Any underwriters or agents will be identified and their compensation (including underwriting discount) will be described in the prospectus supplement. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

The distribution of the securities offered under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

If the prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.

The institutional purchaser’s obligations under the contract are only subject to the condition that the purchase of the offered securities at the time of delivery is allowed by the laws that govern the purchaser. The dealers and our agents will not be responsible for the validity or performance of the contracts.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain civil liabilities.

When we issue the securities offered by this prospectus, they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses.

LEGAL MATTERS

Unless otherwise stated in an applicable prospectus supplement, Rolf Engh, Esq., our Executive Vice President, General Counsel and Secretary, will pass upon certain legal matters relating to the issuance and sale of the securities offered by this prospectus. Mr. Engh owns or has a right to own a number of shares of our common stock representing less than one percent of the total number of outstanding shares of our common stock.

EXPERTS

The consolidated financial statements and schedule of The Valspar Corporation appearing in The Valspar Corporation’s Annual Report (Form 10-K) for the year ended October 27, 2006 and The Valspar Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of October 27, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and schedule and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$350,000,000

THE VALSPAR CORPORATION

$                 % Senior Notes due 2012
$                 % Senior Notes due 2017

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Barclays Capital
Wachovia Securities